# Trinity Mirror plc

12g3-2(b)

06019592

SEC MAIL RECEIVED PROCESSING SECTION
DEC 2 8 2006
WASH. D.C. 213

20 December 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

View Announcement

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Announcement Details

| Company | Headline | Embargo | Last Update | Add Dist Repl |
|---|---|---|---|---|
| Trinity Mirror PLC | Holding(s) in Company | | 13:37 20 Dec 06 | |

Full Announcement Text

The Company has today received notification from Harris Associates L.P. that they have non-beneficial interests i 38,365,438 ( previous notification 32,924,638) Trinity Mirror plc Ordinary Shares, representing 13.089% (previously 11.24%) of the issued share capital.

END

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